UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of the earliest event reported): February 23, 2015 (February 20, 2015)

Valeant Pharmaceuticals International, Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-14956	98-0448205
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S Employer Identification No.)

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada H7L 4A8

(Address of principal executive offices) (Zip Code)

(Registrant’s telephone number, including area code): (514) 744-6792

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On February 20, 2015, Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”), Valeant Pharmaceuticals International, a Delaware corporation and wholly owned subsidiary of Valeant (“VPI”), Sun Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of VPI (“Merger Sub”), and Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described thereof, VPI has agreed to cause Merger Sub to commence a tender offer (the “Offer”) for all of Salix’s outstanding shares of common stock, par value $0.001 per share (the “Shares”), at a purchase price of $158.00 per Share (the “Offer Price”), payable net to the holder in cash, without interest, subject to any withholding of taxes. The Offer will be scheduled to expire on the 20th business day following the commencement of the Offer unless extended in accordance with the terms of the Merger Agreement and applicable law. As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Salix (the “Merger”) pursuant to the provisions of Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with no stockholder vote required to consummate the Merger, and Salix will survive as a wholly owned subsidiary of VPI.

The obligations of VPI and Merger Sub to consummate the Offer are subject to the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, considered together with all other Shares (if any) beneficially owned by VPI and its subsidiaries immediately prior to the expiration date, represent at least one Share more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer and (y) the aggregate number of Shares that Salix would be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (such condition, the “Minimum Condition”). The Minimum Condition may not be waived by VPI or Merger Sub without the prior written consent of Salix. Consummation of the Offer is also subject to customary closing conditions, each as set forth in the Merger Agreement, including, among others, the expiration or termination of the applicable waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Neither the Offer nor the Merger is subject to a financing condition.

At the effective time of the Merger (the “Effective Time”), any Shares not purchased pursuant to the Offer, other than Shares owned by stockholders who are entitled to demand and properly demand appraisal rights in accordance with Section 262 of the DGCL and who have otherwise complied with all applicable provisions of Section 262 of the DGCL, and Shares held in the treasury of Salix or owned of record by any subsidiary of Salix, and all Shares owned of record by Valeant, VPI, Merger Sub or any of their respective wholly owned subsidiaries) will be automatically converted into the right to receive cash in an amount equal to the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of taxes.

At the Effective Time, each unexpired and unexercised option to purchase Shares (each, a “Salix Option”) under any stock plan of Salix, whether or not exercisable or vested, will be cancelled, and each holder thereof shall receive a single lump sum cash payment, subject to any applicable withholding tax, without interest, equal to the product obtained by multiplying (i) the total number of Shares previously subject to such Salix Option and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Salix Option. At the Effective Time, Salix’s restricted shares will be cashed out at the Offer Price in accordance with the terms of the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type.

The Merger Agreement contains certain termination rights for VPI and Salix, including in the event that the Offer is not consummated by August 20, 2015, and further provides that, upon termination of the Merger Agreement under certain circumstances relating to competing acquisition proposals, including if Salix terminates the Merger Agreement to accept a superior proposal, or where Salix’s Board of Directors changes its recommendation in favor of the transaction, Salix may be required to pay Salix a termination fee of $356.4 million and reimburse the documented out-of-pocket expenses of Valeant, VPI and Merger Sub in connection with the transaction up to a maximum of $50 million in the aggregate. Each party also has rights to specific performance as set forth in the Merger Agreement.

Valeant has guaranteed the performance by VPI and Merger Sub of their obligations under the Merger Agreement.

The representations, warranties and covenants contained in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties and covenants (i) are intended not as statements of fact, but rather as a way of allocating the risk between the parties to the Merger Agreement, (ii) have been qualified by reference to confidential disclosures made by the parties in connection with the Merger Agreement and (iii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Valeant or Salix. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Salix or its business. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Valeant, VPI, Merger Sub, Salix or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Commitment Letter

Valeant and VPI have entered into a commitment letter (the “Commitment Letter”), dated as of February 20, 2015, with Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank USA, National Association, HSBC Bank Canada, The Hongkong and Shanghai Banking Corporation Limited, HSBC Securities (USA) Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., DNB Capital LLC, DNB Markets, Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc. (such financial institutions being referred to as the “Commitment Parties”).

Pursuant to the Commitment Letter, the Commitment Parties have committed to provide (a) in the event certain amendments (the “Amendments”) to Valeant’s Third Amended and Restated Credit and Guaranty Agreement, dated as of February 13, 2012 (as amended, restated, amended and restated, modified or supplemented from time to time, the “Credit Agreement”) are obtained within 30 days of the date of the Commitment Letter (the “Amendment Date”), (i) incremental term loans pursuant to the Credit Agreement of up to $5,550 million, which will consist of (A) an incremental tranche A term loan facility of up to $1,000 million and (B) an incremental tranche B term loan facility of up to $4,550 million and (ii) senior unsecured increasing rate bridge loans under a new senior unsecured bridge facility of up to $9,600 million and (b) in the event the Amendments are not obtained on or prior to the Amendment Date, Valeant will refinance its existing facilities under its Credit Agreement and obtain (i) a tranche A term loan facility of up to $2,750 million, (ii) a tranche B term loan facility of up to $6,950 million, (iii) a tranche B term loan facility denominated in dollars denominated in euros of up to the euro equivalent of $1,500 million, (iv) a revolving credit facility of up to $500 million; (v) a new senior secured bridge facility providing for senior secured increasing rate bridge loans of up to $1,050 million and (vi) a new senior unsecured bridge facility providing for senior unsecured increasing rate bridge loans of up to $9,750 million.

The loans provided under the Commitment Letter will be used for the purposes of funding (i) the transactions contemplated by the Merger Agreement, (ii) Salix’s obligation to repay all outstanding loans and termination of commitments under its and its subsidiaries’ existing credit facilities (other than under certain ordinary course local credit lines to be agreed), (iii) the contribution to Salix of an amount necessary to redeem Salix’s 6.00% Senior Notes due 2021, (iv) the payment of any cash consideration necessary upon the conversion of Salix’s 1.50% Convertible Senior Notes due 2019 and 2.75% Convertible Senior Notes due 2015, together with any cash payments required to unwind any hedges or warrants related thereto (other than Salix’s convertible notes that remain outstanding because the holders thereof elected not to convert such notes) and (v) certain transaction expenses.

The financing commitments of the Commitment Parties are subject to various conditions set forth in the Commitment Letter.

A copy of the Commitment Letter is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter.

Item 7.01	Regulation FD Disclosure.

On February 22, 2015, Valeant and Salix issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference.

The information set forth in this Item 7.01 of this Current Report on Form 8-K is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of Valeant’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Item 7.01 of this Current Report on Form 8-K shall not be deemed an admission as to the materiality of any information herein that is required to be disclosed solely by reason of Regulation FD.

Information About Forward-Looking Statements

This communication may contain forward-looking statements, including, but not limited to, statements regarding the proposed acquisition by Valeant of Salix, expected timing and benefits of the transaction, and the impact of the transaction on Valeant’s future cash earnings per share. Forward-looking statements may generally be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management of Valeant and Salix and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the acquisition will not close when expected or at all; the risk that Valeant’s business and/or Salix’s business will be adversely impacted during the pendency of the acquisition; the risk that the operations of the two companies will not be integrated successfully; and other risks and uncertainties discussed in Valeant’s and Salix’s most recent annual or quarterly reports and detailed from time to time in Valeant’s and Salix’s other filings with the Securities and Exchange Commission (the “SEC”) and, with respect to Valeant, the Canadian Securities Administrators, which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant and Salix undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Additional Information

The Offer described in this current report on Form 8-K has not yet commenced, and this current report on Form 8-K is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Salix or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission, and Salix will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Valeant and Salix intend to mail these documents to the stockholders of Salix. The offer to purchase shares of Salix common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Valeant, VPI and Merger Sub, and the solicitation/recommendation statement will be filed with the SEC by Salix. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer that will be named in the tender offer statement.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of February 20, 2015, among Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International, Sun Merger Sub, Inc. and Salix Pharmaceuticals Ltd. (Pursuant to Item 601(b)(2) of Regulation S-K, the registrant hereby agrees to supplementally furnish to the Securities and Exchange Commission upon request any omitted schedule or exhibit to the Merger Agreement.)

10.1	Commitment Letter, dated as of February 20, 2015, among Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank USA, National Association, HSBC Bank Canada, The Hongkong and Shanghai Banking Corporation Limited, HSBC Securities (USA) Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., DNB Capital LLC, DNB Markets, Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc..

99.1	Joint Press Release issued by Valeant Pharmaceuticals International, Inc. and Salix Pharmaceuticals Ltd., dated February 22, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Date: February 23, 2015	By:	/s/ Robert R. Chai-Onn
Name: Robert R. Chai-Onn
Title: Executive Vice President, General Counsel & Chief Legal Officer, Head of Corporate & Business Development

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of February 20, 2015, among Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International, Sun Merger Sub, Inc. and Salix Pharmaceuticals Ltd. (Pursuant to Item 601(b)(2) of Regulation S-K, the registrant hereby agrees to supplementally furnish to the Securities and Exchange Commission upon request any omitted schedule or exhibit to the Merger Agreement.)

10.1	Commitment Letter, dated as of February 20, 2015, among Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank USA, National Association, HSBC Bank Canada, The Hongkong and Shanghai Banking Corporation Limited, HSBC Securities (USA) Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., DNB Capital LLC, DNB Markets, Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc.

99.1	Joint Press Release issued by Valeant Pharmaceuticals International, Inc. and Salix Pharmaceuticals Ltd., dated February 22, 2015